
June 29, 2022

Kevin Herde
Chief Financial Officer
MARAVAI LIFESCIENCES HOLDINGS, INC.
10770 Wateridge Circle
Suite 200
San Diego, CA 92121

> **Re: MARAVAI LIFESCIENCES HOLDINGS, INC.**
> **Form 10-K**
> **For the Year Ended December 31, 2021**
> **File No. 001-39725**

Dear Mr. Herde:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Results of Operations
Revenue, page 68

1. Please tell us your consideration of disclosing CleanCap revenues separately. You stated in your Form 8-K earnings release filed on May 5, 2022 as well as on the earnings call for the first quarter 2022 that CleanCap revenues from your major COVID-19 vaccine customers were approximately $172.9 million in the first quarter of 2022 compared to $91 million in Q1 2021. Refer to Item 303(a)(3)(i) of Regulation S-K.

Notes to Consolidated Financial Statements
15. Segments, page 140

2. Your presentation of Total Adjusted EBITDA on page 141 does not comply with ASC

280-10-50-30(b) as the inclusion of Corporate Adjusted EBITDA in the total does not represent the total of the reportable segments' measure of profit or loss. As such, Total Adjusted EBITDA would represent a non-GAAP measure which is specifically prohibited in your financial statement footnotes by Item 10(e)(1)(ii)(c) of Regulation S-K. Furthermore, the total of your reportable segments' measure of profit or loss should be reconciled to consolidated net income/(loss) before income taxes. Accordingly, please revise your presentation of your reportable segments' measure of profit or loss and the accompanying reconciliation to comply with ASC 280-10-50-3(b). To this end, please reverse the order of the reconciliation such that you start with the total of your segment measure of profit or loss and reconcile to consolidated net income on a pre-tax basis.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Vanessa Robertson at 202-551-3649 or Christine Torney at 202-551-3652 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences